Exhibit 99(a)
Supplement to Present Required Information in Searchable Format

FOUR-QUARTER PERFORMANCE GRAPH
	April 2, 2024	June 30, 2024	September 30, 2024	December 31, 2024

GEV	$100	$123	$182	$235
S&P 500	100	105	111	114
S&P Industrial	100	98	110	107